Exhibit 99.1

Extraordinary General Meeting in Forward Pharma A/S

NOTICE TO CONVENE EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting in Forward Pharma A/S will be held on

Monday 20 July 2015 at 2.00 pm (CET)

at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

AGENDA

(a)         Election of two new members to the board of directors.

(b)         Authorization of the chairman of the general meeting.

ELABORATION ON THE ITEMS ON THE AGENDA

Item (a):

The board of directors proposes that Grant Hellier Lawrence and Jakob Mosegaard Larsen are elected members of the board of directors.

Information about the competences and experience of the candidates is included in appendix 1.

Item (b)

The board of directors proposes that the chairman of the general meeting (or any representative appointed by him in his stead) is authorized to file the election of additional members of the board of directors to the Danish Business Authority and in this connection to make any such amendments and supplements to the application and the resolution that may be appropriate or required as a condition for registration.

ADDITIONAL INFORMATION

Majority requirements

All proposals on the agenda may be adopted by a simple majority of votes, cf. clause 8 of the articles of association.

Share capital

The current registered share capital of the Company is DKK 4.665.589, divided into 46.655.890 shares of DKK 0.10 each. Each share of DKK 0.10 carries one vote.

In addition, the share capital was increased by nominally DKK 21,584.40, divided into 215,844 shares of DKK 0.10 each, by board resolution dated 23 June 2015 as a consequence of the exercise of warrants by two warrant holders. The capital increase has been filed with the Danish Business Authority but the registration has not been completed at the time of writing. The holders of the new shares are entitled to vote and exercise any other rights attached to the shares at the extraordinary general meeting.

Record date

The record date is Thursday 13 July 2015 end of day (CET).

Participation and voting rights

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date.

The shares held by each shareholder at the record date are calculated based on (i) the registration of the number of shares held by that shareholder in the company’s register of shareholders and (ii) any notification of ownership received by the company for the purpose of registration in the company’s register of shareholders, which has not yet been registered.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card

Access to the extraordinary general meeting is conditional on the shareholder having requested an admission card by Thursday 16 July 2015 end of day (CET).

Admission cards for the extraordinary general meeting may be obtained by:

•                  contacting Forward Pharma A/S by phone +45 33 44 42 42, or

•                  returning the attached request for admission card form, duly completed and signed, by email: art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

How to submit a proxy

Proxies must reach Forward Pharma A/S by Friday 17 July 2015 end of day (CET).

Voting instructions by proxy may be completed and submitted by:

•                  returning the attached proxy form, duly completed and signed, by email: art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

From shareholders unable to attend the extraordinary general meeting, the board of directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda.

According to Danish law, a proxy issued to the board of directors for an extraordinary general meeting is only valid if it is in writing.

How to vote by correspondence

Votes by correspondence must reach Forward Pharma A/S by Sunday 19 July 2015 end of day (CET).

Voting by correspondence may be completed and submitted by:

•                  returning the attached voting by correspondence form, duly completed and signed, by email: art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Votes by correspondence cannot be withdrawn.

Information on the website

Further information on the general meeting will be available on www.forward-pharma.com à ‘Investors’ until and including the date of the extraordinary general meeting, including:

•                  The notice convening the general meeting;

•                  The total number of shares and voting rights on the date of the notice;

•                  The agenda and the complete proposals;

•                  The forms to be used for voting by proxy or voting by correspondence.

3 July 2015

The board of directors of Forward Pharma A/S

APPENDIX 1

GRANT HELLIER LAWRENCE

Grant Hellier Lawrence is currently Managing Director and CFO at Nunc A/S, a Thermo Fisher Scientific company. He has more than 15 years of financial and IT management experience within global Life Science manufacturing and commercial companies, where he has provided overall leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining Thermo Fisher Scientific, Mr Lawrence worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence holds a Diploma in Mechanical Engineering (1984) and graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989).

JAKOB MOSEGAARD LARSEN

Jakob Mosegaard Larsen is a partner at Copenhagen based law firm, Nielsen Nørager LLP, and serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School. Jakob Mosegaard Larsen is a member of the Danish Venture Capital and Private Equity Association’s Legal Committee and serves as DVCA’s representative on the European Private Equity & Venture Capital Association’s (EVCA) Tax, Legal and Regulatory Committee.  Jakob Mosegaard Larsen and Nielsen Nørager LLP act as Danish legal counsel to Forward Pharma A/S and the Nordic Biotech funds that currently are shareholders of Forward Pharma A/S. Jakob Mosegaard Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are shareholders of Forward Pharma A/S.